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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        FILED UNDER SECTION 33(a) OF THE
             PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, AS AMENDED

                                       BY

                             MARUBENI MS POWER, INC.

                                  ON BEHALF OF

                           SAN ROQUE POWER CORPORATION

                                November 20, 2003



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ITEM 1

            The name and business address of the entity claiming foreign utility company status under Section 33(a) of PUHCA are:

       San Roque Power Corporation ("San Roque")
       36th Floor, Tower 1, The Enterprise Center, 6766 Ayala Avenue, 1200 Makati City, Philippines

            San Roque is a single asset special purpose vehicle that owns and operates a 345 MW hydroelectric facility located in Pangasinan, Luzon Island, the Republic of the Philippines, which provides electricity to National Power Corporation under a 25-year power purchase agreement.

            San Roque is a project company that is (i) 50.05% owned by Sithe Philippines Holdings Inc. ("Sithe Philippines"), (ii) 42.45% owned by Marubeni Corporation ("Marubeni"), and (iii) 7.5% owned by Kansai Electric Power Corp. ("Kansai").

            San Roque does not derive any part of its income, directly or indirectly, from the generation, transmission, or distribution of electric energy for sale or the distribution at retail of natural or manufactured gas within the United States. San Roque is not a public-utility company operating in the United States.

ITEM 2

            San Roque is not an associate company, as defined in Section 2(a) of PUHCA, of any public-utility company in the United States.

                                    EXHIBIT A

            The requirement for State commission certification set forth in
Section 33(a)(2) of PUHCA is not applicable to this notification.

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                                    SIGNATURE

            The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                          Marubeni MS Power,Inc.

                                          By:  /s/ Yoshihiro Megata
                                               -----------------------
                                               Name:  Yoshihiro Megata
                                               Title: Secretary

Dated: November 20, 2003


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